UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The Real Brokerage Inc., is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to its report on Form 6-K, dated November 10, 2022 - Film No.: 221374854 (the “Original 6-K”),  to refile revised Exhibits 99.1, 99.2,  99.3, 99.4 and 99.5 (the “Amended Exhibits”) solely to correct certain figures reported for the period ended September 30, 2022 included in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to the Original 6-K. The Amended Exhibits, filed as Exhibits 99.1, 99.2., 99.3, 99.4 and 99.5 hereto, correct those certain figures.

Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date November 10, 2022	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Amendment No. 1:

Exhibit	Description of Exhibit

99.1	Management's Discussion and Analysis For the period ended September 30, 2022

99.2	Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2022

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	Press Release dated November 10, 2022 - The Real Brokerage Inc. Announces Third Quarter 2022 Financial Results